UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X         Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                   No       X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

MTFG and Merrill Lynch to Establish Joint-Venture Private Banking Business in Japan

Japan’s top banking group and world’s largest securities firm to jointly serve high net worth individuals

Tokyo, September 28, 2005 – Mitsubishi Tokyo Financial Group, the Bank of Tokyo-Mitsubishi, and Mitsubishi Securities Co., Ltd. (hereafter “MTFG”) today signed a definitive agreement with Merrill Lynch & Co., Inc. and Merrill Lynch Japan Securities (“Merrill Lynch”) to establish a 50:50 private banking and wealth management joint venture in Japan. The venture is subject to normal regulatory approvals.

The new entity will serve high net worth individuals as well as small- and mid-size institutions in Japan. It will operate as a securities company and is expected to commence operations in the first half of 2006.

This venture will combine the global resources and wealth management expertise of Merrill Lynch, the world’s largest securities firm, with the unparalleled national reach and knowledge of MTFG, Japan’s top banking group.

Merrill Lynch Japan Securities will contribute its existing private client business, comprised of approximately 250 employees, 8,000 client accounts, and more than 1 trillion yen in assets under administration, into the new company. MTFG, in turn, will introduce the capabilities and services of the new company to its high net worth client base within Bank of Tokyo-Mitsubishi. BTM will second members of its staff to the joint venture, while Merrill Lynch will second a number of its joint venture employees to Bank of Tokyo-Mitsubishi branch offices that serve large numbers of wealthy clients.

1

The two institutions will work closely to manage the business, expand product offerings, and grow the new venture’s client base and operations.

The joint venture will be capitalized at ¥10 billion, ¥6 billion of which will be in the form of common stock with voting rights. Merrill Lynch will have a 50 percent interest in the venture, while Bank of Tokyo-Mitsubishi and Mitsubishi Securities will have 40 percent and 10 percent ownership, respectively. In addition, Merrill Lynch Japan Securities will receive preferred stock of the new venture worth ¥4 billion.

The company will be headquartered together with Merrill Lynch’s existing Japanese institutional and asset management businesses in the Nihonbashi 1-chome Building in Tokyo, and will initially have regional offices in Osaka and Fukuoka.

Junji Okabayashi, head of Merrill Lynch’s Global Private Client Japan, will become the new company’s chief executive officer, and MTFG will appoint the chief operating officer. The venture’s board will be comprised equally of Merrill Lynch and MTFG appointees.

Merrill Lynch and MTFG are highly complementary partners for a wealth management joint venture. The new company will combine Merrill Lynch’s global reach, expertise in wealth management, and sophisticated product line with MTFG’s substantial high net worth client base to create an unrivaled offering in Japan. It is expected that this approach will result in a higher quality of service, greater product innovation, and faster growth than either MTFG or Merrill Lynch could achieve alone.

Robert J. McCann, Vice Chairman and President of Merrill Lynch’s Global Private Client Group, said, “We are proud to join forces with the Mitsubishi Tokyo Financial Group in the private banking market. By pursuing this opportunity together, we are offering clients the combined strengths of two of the world’s top institutions. This unique alliance underscores our confidence in the Japanese market and enables us to substantially expand our wealth management business in line with rapidly increasing demand.”

2

Junji Okabayashi, head of Global Private Client Japan, added, “We have made great strides in recent years in our Japanese wealth management business by focusing on serving high net worth individuals and debt-free small- to mid-size institutions. We now intend to grow that business by creating a joint venture that will meet the increasing complex wealth management demands of the high net worth market.”

Ryuichi Murata, Managing Officer & Group Head, Integrated Retail Banking Business Group, of Mitsubishi Tokyo Financial Group said, “MTFG positions the private banking business as a strategically integral part of its retail banking business, and expects vast development. It is expected that the new joint venture will substantially contribute to the realization of such strategic goals. To date, MTFG has been providing a wide range of private banking services to high net worth individuals through Bank of Tokyo-Mitsubishi, Mitsubishi Trust Bank, and Mitsubishi Securities, the group’s core entities, and has been associated with providing Swiss-type asset management services through Mitsubishi Tokyo Wealth Management. We believe that the new joint venture, by providing asset management services developed in the advanced U.S. market, will become a strong addition to MTFG and will lead to the establishment of a global wealth management business capable of responding to various customer needs. With close collaboration among the group companies, MTFG will ensure that it provides unrivalled top-quality services on a global basis in order to achieve customer satisfaction, and expects to accomplish strong growth and profitability.”

The two companies believe that collaboration mutually serves the best interests of their clients, employees, and shareholders. Clients will enjoy quality domestic and international wealth management strategies tailored to their needs. Demand for wealth management strategies is growing notably in Japan, due in part to an improving investment climate as well as a surging population of retirees. Employees of the venture, meanwhile, enter a company well suited to deliver growth in a highly promising yet largely untapped sector, while the larger MTFG and Merrill Lynch groups also benefit from expanded franchises and scaleable growth opportunities in Japan. Finally, shareholders are expected to benefit from the two companies’ strategic approach toward a sizable wealth management market that has long been underserved.

3

Mitsubishi Tokyo Financial Group, Inc. (MTFG) is a holding company to oversee the operations of its subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd., The Mitsubishi Trust and Banking Corporation, and Mitsubishi Securities Co., Ltd. MTFG has a leading global network spanning more than 40 countries and is the only Japanese bank to be listed in New York.

Subject to the approval of relevant authorities, MTFG will be merging with UFJ Group on October 1, 2005 and is scheduled to begin operations as Mitsubishi UFJ Financial Group, Inc. (MUFG). The new group aims to become one of the top five global financial institutions in terms of market value by fiscal 2008.

Merrill Lynch is one of the world’s leading financial management and advisory companies, with offices in 36 countries and territories and total client assets of approximately $1.6 trillion. As an investment bank, it is a leading global underwriter of debt and equity securities and strategic advisor to corporations, governments, institutions and individuals worldwide. Through Merrill Lynch Investment Managers, the company is one of the world’s largest managers of financial assets. Firmwide, assets under management total $478 billion. For more information on Merrill Lynch, please visit www.ml.com.

For further information, please contact:

Media inquiries

Jason Kendy

Merrill Lynch Japan Securities

Tel: +81-3-6225-7141

Email: jason_kendy@ml.com

Mitsubishi Tokyo Financial Group

Corporate Communications Office

Tel: +81-3240-7651

4